                                          Third Quarter
                                         Report to
     The Best of                             Shareholders

         Science and

     Technology

         Committed to                [PICTURE APPEARS HERE]

       Humanity





                            FOR THE NINE MONTHS ENDED MARCH 31, 2001


     [FANTOM LOGO]                        [FANTOM LOGO]

TO OUR SHAREHOLDERS

Fantom Technologies, Inc.

REVENUE

The Company's revenue in the third quarter of fiscal 2001 declined 47.5% from the year-earlier period to $29.9 million. The United States accounted for 86.8% of total revenue compared with 91.3% for the year-earlier period. Unit shipments of vacuums decreased 32.6% (United States: 33.7%; Canada: 21.4%).

The Company's revenue, when compared to the same period in the previous year, was adversely affected by heightened competitive activity within the bagless segment of the vacuum-cleaner market. This resulted in price reductions and cutbacks in listings by retailers of the Company's products. In addition, some retailers reduced inventory levels of Fantom products in anticipation of replacing existing models with new models scheduled for introduction.

For the nine months ended March 31, 2001, revenue declined 32.5% from the year-earlier period to $119.0 million. The United States accounted for 86.7% of total revenue compared with 87.6% for the year-earlier period. Unit shipments of vacuums decreased 15.4% (United States: 15.2%; Canada: 17.2%).

In the third quarter of the current fiscal year, the Company changed its method of accounting for sales returns on shipments to customers. The Company now reduces sales of products and earnings based on its best estimate of the portion of such products that will be returned by its customers. Previously, sales returns were recorded as they occurred. The accounting change was applied by retroactively restating the financial statements of prior periods.The accounting change had no material impact on earnings for fiscal 2000 and for prior periods in fiscal 2001, but did reduce retained earnings as at the beginning of fiscal 2000 by $4.6 million.


GROSS MARGIN

The Company's gross margin declined to 6.3% in the third quarter of fiscal 2001 from 34.2% in the third quarter of fiscal 2000. The standard margin on sales of new units was 38.0%, down from 44.6% in the year-earlier period due to price reductions resulting from the competitive environment. During the third quarter of the current year, there was a standard margin loss of $1.6 million resulting from the weak aftermarket for refurbished vacuums, compared with a positive standard margin of $2.8 million for sales of refurbished vacuums during the same period in the previous year. In addition, $2.7 million of costs were incurred in the third quarter of the current year due to lower manufacturing activity and increases in inventory reserves, and a further $1.4 due to exchange losses resulting from the devaluation of the Canadian dollar relative to the U.S. dollar.

For the first nine months of fiscal 2001, the Company's gross margin declined to 19.5% from 36.4% in the year-earlier period. The standard margin on sales of new units was 38.3%, compared with 45.8% in the year-earlier period. There was a standard margin loss of $0.9 million associated with the sale of refurbished vacuums, compared with a positive standard margin of $3.4 million for the same period in the previous year. Costs of $3.7 million were incurred due to lower manufacturing activity and increases inreserves, and $2.0 million due to exchange losses, compared with $0.6 million and $0.7 million respectively for the first nine months of fiscal 2000.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased 27.2% in the third quarter of fiscal 2001 to $12.4 million. As a percentage of sales, they increased to 41.5% from 29.9% in the year-earlier period. Co-op advertising spending (which encompasses advertising controlled by the retailer that includes the supplier's product and for which the supplier agrees to pay a portion of the costs, as well as other costs agreed to with the retailer for promotional activity) increased to $4.8 million or 16.1% of sales from $3.2 million or 5.6% of sales for the year-earlier period. A significant component of co-op spending in the third quarter of the current year related to realigning retail price points. Freight costs associated with shipping products to retailers decreased to $1.2 million or 4.0% of sales from $1.6 million or 2.8% of sales in the year-earlier period. Media spending decreased to $0.7 million or 2.3% of sales from $4.1 million or 7.2% of sales in the year-earlier period.

For the nine months ended March 31, 2001, selling, general and administrative expenses decreased 23.2% from the comparable period in the previous year to $37.7 million. As a percentage of sales, they increased to 31.6% from 27.8% in the year-earlier period. Co-op advertising increased to $11.4 million or 9.6% of sales, compared with $8.2 million or 4.6% of sales for the first nine months of the previous year. Media spending decreased to $4.1 million or 3.4% of sales from $13.9 million or 7.9% of sales in the year-earlier period.

RESEARCH AND DEVELOPMENT SPENDING

Research and development spending in the third quarter of fiscal 2001 totaled
  $1.1 million (net of amortization of $0.1 million). Of this total, $0.5 million was capitalized, $0.3 million was allocated against deferred costs (net of amortization of $0.1 million) and $0.3 million was expensed.

For the first nine months of the current fiscal year, research and development spending was $4.7 million (net of tax credits of $0.2 million and amortization of $0.3 million) of which $2.1 million was capitalized, $1.4 million was allocated against deferred costs (net of amortization of $0.3 million) and $1.2 million was expensed (net of tax credits of $0.2 million).


NET INCOME

There was a net loss for the third quarter of the current year of $6.8 million or $0.75 per share (based on 9,130,408 shares outstanding) compared with net income of $1.4 million or $0.16 per share (based on 9,099,181 shares outstanding) for the year-earlier period.

For the first nine months of the current year, the Company recorded a net loss of $10.3 million or $1.12 per share (based on 9,130,408 shares outstanding) compared with net income of $9.0 million or $0.99 per share (based on 9,080,971 shares outstanding) for the year-earlier period.


FINANCIAL CONDITION

During the third quarter of fiscal 2001, $12.6 million of cash was used in operations compared with $8.4 million in the year-earlier period. Capital expenditures were $3.8 million and were mainly for tooling and equipment for Fantom's new WILDCAT(TM) and wireless vacuums ($2.2 million); for ongoing replacement tools, product-modification tools, and expenditures relating to manufacturing and infrastructure ($0.7 million); for the acquisition of new technologies, industrial designs for new products and patent applications for new technologies and products ($0.5 million); and for tooling and equipment for the FANTOM(R) CALYPSO(TM) Microbiological Water Processor ($0.4 million). Additions to deferred development costs totaled $0.4 million.

For the first nine months of fiscal 2001, $9.2 million of cash was used in operations compared with $5.3 million in the year-earlier period. Capital expenditures totaled $8.1 million and were mainly for tooling and equipment for the WILDCAT(TM) and wireless vacuums ($3.6 million); for the acquisition of new technologies, industrial designs for new products and patent applications for new technologies and products ($2.2 million); for ongoing replacement tools, product- modification tools, and expenditures relating to manufacturing and infrastructure ($1.3 million), and for tools and equipment for the CALYPSO(TM) appliance ($1.0 million). Additions to deferred development costs totaled $1.7 million and dividends paid totaled $0.9 million.

The Company's net cash position as at March 31, 2001 was negative $26.3 million compared with negative $5.6 million as at March 31, 2000 and negative $6.3 million as at June 30, 2000.

On May 4, 2001 the Company entered into a new secured, non-revolving, term credit facility with Trimin Capital Corp. for $10 million. This facility, which is in addition to the existing $30 million demand operating facility with a Canadian chartered bank, will become due on March 31, 2002. The Company has drawn $3 million against this new facility as at May 24, 2001 and the balance of $7 million is available in $1 million increments.

In conjunction with the new facility, the Company issued to Trimin a warrant expiring on May 4, 2004 to purchase the Company's common shares. Each advance of $1 million under the credit facility entitles Trimin to purchase 60,000 common shares to a maximum of 600,000 common shares if the full $10 million is advanced.

The Company believes that this facility, in combination with the bank facility, will provide it with the funds it needs to introduce and establish its new products in the marketplace over the next several months. The Company is pursuing alternative financing options to replace the Trimin facility before its expiration date.


OUTLOOK

The Company is aggressively pursuing its strategy of developing and introducing innovative new products to increase its revenue and realize higher margins.

The Company commenced shipping its first water- treatment product - the FANTOM(R) CALYPSO(TM) Microbiological Water Processor - in Canada in late March. Sales to the United States are now beginning following the recent approval of the product by Underwriters Laboratories Inc. This approval permits the Company to market its CALYPSO(TM) machine in 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that the Company is continuing to pursue.

The CALYPSO(TM) product incorporates processes used by the world's most advanced municipal water- treatment facilities and water-bottling plants. In the first stage of the treatment process, ozone, one of the most powerful and safe disinfecting agents available for water treatment, is bubbled through the water to kill pathogenic bacteria such as Escherichia coli (E. coli) 0157:H7 and Salmonella typhimurium and human enteric viruses such as Coxsackie, Norwalk and Polio. In the second stage, the water is pumped through a custom-blended, carbon-block filter to eliminate effectively microorganisms such as Cryptosporidium and Giardia, and to reduce many other contaminants such as mercury, lead, asbestos and chlorine.

The appliance has been thoroughly tested for its disinfection efficacy and filtration efficiency by third-party laboratories specializing in water testing, including GAP EnviroMicrobial Services and NSF International (an independent, not-for-profit organization known around the world for the development of voluntary consensus standards, product testing procedures, and certification services in the areas of public-health safety and the environment).

Within the floor-care field, the Company recently commenced shipments to the United States of enhanced versions of two of its existing uprights under the CROSSWIND(R) trademark. Shipments to Canada are scheduled to begin shortly. These pearl-blue products, a departure from Fantom's traditional black vacuums, feature new, proprietary technology that provides improved performance, and incorporate a filtration system requiring no replacement parts.

The Company has also commenced shipping to the United States a new upright vacuum under the WILDCAT(TM) trademark. Shipments to Canadian customers are expected to begin in upcoming weeks. This product is being offered in striking new colours and is the Company's most powerful, yet lightest weighing, vacuum. The WILDCAT(TM) product is positioned to sell at higher retail price points than the Company's current range of uprights and will be supported by national television advertising in the United States and Canada.

In late summer, the Company plans to broaden its line further with the launch of its full-performance wireless vacuum. When all of these floor-care introductions are complete, the Company will have a much broader assortment of vacuum products, available in a variety of colours and industrial designs, and spanning a wide range of retail price points.

The Company is also continuing to develop a universal thermal energy cell designed to convert heat from fossil fuels, solar energy or chemicals that can be regenerated, into rotary-mechanical and/or electrical outputs. It is also designed to act as a heat pump, converting electrical energy into heating or cooling.

Since May 1998, ninety-one utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, forty have already been allowed by the United States patent office.

In addition to developing new technologies and introducing new products incorporating such technologies, the Company is also focusing on improving profitability by reducing manufacturing costs and expanding sources of revenue through global partnerships and international licensing agreements.

While the transition to new products has required a significant amount of time and financial resources, the Company believes it is positioned to capitalize on this investment and emerge as a global competitor.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "believes", "strategy", "anticipated", "scheduled", "expected", "plans", "designed" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


On behalf of the Board,

/s/ Rikki Meggeson              /s/ Allan D. Millman

Rikki Meggeson                  Allan D. Millman
Chair of the Board              President and Chief Executive Officer

May 28, 2001

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
--------------------------------------------------------------------------------

Fantom Technologies Inc.


                           Nine Months Ended             Three Months Ended
                          March 31 (Unaudited)           March 31 (Unaudited)

                              2001           2000           2001          2000
                                        (Restated)                   (Restated)

Sales                $ 118,995,643  $ 176,392,502  $  29,860,637  $ 56,907,165
Cost of goods sold      95,838,959    112,140,818     27,976,646    37,447,708
-------------------------------------------------------------------------------
                        23,156,684     64,251,684      1,883,991    19,459,457
Expenses:
  Selling,
    general and
    administrative      37,656,431     49,060,564     12,381,231    17,005,093
  Research and
    development          1,227,808      1,044,552        275,720       108,249
  Finance charges          804,915        (96,171)       270,476        55,940
-------------------------------------------------------------------------------
                        39,689,154     50,008,945     12,927,427    17,169,282
-------------------------------------------------------------------------------
Income (loss) before
  income taxes         (16,532,470)    14,242,739    (11,043,436)    2,290,175

Income taxes            (6,280,200)     5,266,554     (4,194,200)      843,581
-------------------------------------------------------------------------------
Net income (loss)      (10,252,270)     8,976,185     (6,849,236)    1,446,594

Retained earnings
  at beginning
  of period             26,760,697     26,553,548     22,444,621    33,177,744

Dividends                 (913,042)    (1,361,821)            --      (456,426)
-------------------------------------------------------------------------------

Retained earnings
  at end of period   $  15,595,385  $  34,167,912  $  15,595,385  $ 34,167,912
-------------------------------------------------------------------------------

Net income (loss)
  per share
    - Basic*         $       (1.12) $        0.99  $       (0.75) $       0.16
    - Fully Diluted  $       (1.12) $        0.95  $       (0.75) $       0.16
-------------------------------------------------------------------------------

* Basic net income per share has been calculated using the weighted average number of common shares outstanding during the respective periods. For the nine months ended March 31, these were 9,130,408 shares for 2001 and 9,080,971 shares for 2000. For the three months ended March 31, these were 9,130,408 shares for 2001 and 9,099,181 shares for 2000.

Effective July 1, 2000 the Company retroactively adopted the new accounting standards of the Canadian Institute of Chartered Accountants relating to future income taxes and employee future benefits including pension and non-pension post-employment benefits.

The adoption of these new standards had no material impact on the results of operations or on the financial position as presented in the Financial Statements included with this report.

Certain comparative figures have been reclassified and restated to conform with the financial statement presentation and change in accounting treatment adopted in the current year.

Financial information in this report is expressed in Canadian dollars, unless otherwise noted.


CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

Fantom Technologies Inc.

                                                                    March 31
                                                                  (Unaudited)

                                                       2001             2000
                                                                   (Restated)
ASSETS

Current assets:

  Cash and cash equivalents                   $           -    $           -
  Trade accounts receivable                      24,903,303       43,752,418
  Other receivables                               2,466,812        1,865,369
  Income taxes recoverable                        7,539,036                -
  Inventories                                    17,254,242       19,120,893
  Prepaid expenses                                5,477,697        3,413,076
  Future income taxes                                     -        1,094,124
-------------------------------------------------------------------------------
                                                 57,641,090       69,245,880


Deferred development costs,
  net of amortization                             5,535,714        2,886,114

Other assets:
  Deferred pension costs                          1,160,000          907,500
  Long term trade credits receivable              4,749,505           82,229
  Long term receivable                              641,150          951,150

Property, plant and
  equipment, net                                 40,938,144       34,513,231
-------------------------------------------------------------------------------
                                              $ 110,665,603    $ 108,586,104
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Bank indebtedness                           $  26,252,951    $   5,647,989
  Trade accounts payable                         22,851,828       23,439,408
  Other payables and accruals                    14,129,278       11,501,416
  Currency hedging exchange gains                         -        2,879,274
-------------------------------------------------------------------------------
                                                 63,234,057       43,468,087

Future income taxes                               2,627,330        2,169,778
Other liabilities                                   220,000          127,500

Shareholders' equity:
  Share capital                                  28,988,831       28,652,827
  Retained earnings                              15,595,385       34,167,912
-------------------------------------------------------------------------------
                                                 44,584,216       62,820,739
-------------------------------------------------------------------------------
                                              $ 110,665,603    $ 108,586,104
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

Fantom Technologies Inc.

                                              Nine Months Ended              Three Months Ended
                                            March 31 (Unaudited)            March 31 (Unaudited)

                                           2001            2000            2001            2000
                                                      (Restated)                      (Restated)
CASH PROVIDED BY (USED FOR):
Operations:
Net income (loss)                  $(10,252,270)   $  8,976,185    $ (6,849,236)   $  1,446,594
Items not
 requiring cash:
 Depreciation                         2,751,700       2,506,585         968,137         841,389
 Future income taxes                 (2,139,053)       (109,729)        709,103         540,824
 Amortization of deferred
  development costs                     255,507         261,964          94,640          87,321
Change in non-cash
 operating working capital            6,849,950     (12,798,760)     (8,790,032)    (11,007,920)
(Increase) decrease
 in other assets                     (4,489,505)     (1,160,879)      1,226,961         126,521
Increase
 in other liabilities                    50,000         127,501               -          42,500
Decrease
 in currency hedging
 exchange gains                      (2,245,544)     (3,114,347)              -        (489,156)
-------------------------------------------------------------------------------------------------
                                     (9,219,215)     (5,311,480)    (12,640,427)     (8,411,927)

Financing:

Increase in bank
 indebtedness                        19,920,451       5,647,989      16,851,830       5,647,989
Payments on
 capital leases                               -         (21,856)              -               -
Issuance of common
 shares and warrant                           -         703,540               -          29,520
Dividends paid                         (913,042)     (1,361,821)              -        (456,426)
-------------------------------------------------------------------------------------------------
                                     19,007,409       4,967,852      16,851,830       5,221,083

Investments:

Additions to property,
 plant and equipment                 (8,137,467)     (8,009,677)     (3,766,853)     (3,584,141)
Additions to deferred
 development costs                   (1,650,727)     (1,085,901)       (444,550)       (423,494)
-------------------------------------------------------------------------------------------------
                                     (9,788,194)     (9,095,578)     (4,211,403)     (4,007,635)
-------------------------------------------------------------------------------------------------
Increase (decrease)
 in cash                                      -      (9,439,206)              -      (7,198,479)

Cash and cash equivalents,
 beginning of period                          -       9,439,206               -       7,198,479
-------------------------------------------------------------------------------------------------
Cash and cash equivalents,
 end of period                     $          -     $         -    $          -    $          -
-------------------------------------------------------------------------------------------------

                        [LOGO OF FANTHOM TECHNOLOGIES]

                           FANTOM TECHNOLOGIES INC.

               Head office and Canadian manufacturing facility:
                       1110 Hansler Road, P.O. Box 1004
                           Welland, Ontario L3B 5S1
                   Voice: (905) 734-7476 Fax: (905) 734-9955

                     United States manufacturing facility:
              102 Corporate Blvd., Carolina Center Business Park
                      West Columbia, South Carolina 29169
                   Voice: (803) 739-1151 Fax: (803) 939-0730

                             Toronto sales office:
                Suite 414, 1 Eva Road, Toronto, Ontario M9C 4Z5
                   Voice: (416) 622-9740 Fax: (416) 626-0674

                   Toronto Stock Exchange: FTM NASDAQ: FTMTF

               Website: www.fantom.com E-mail: fantom@fantom.com

                          Transfer Agent & Registrar:
                           CIBC Mellon Trust Company
             320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A1

 FANTOM(R), CROSSWIND(R), WILDCAT(TM) and CALYPSO(TM) are trademarks of Fantom
                               Technologies Inc.